07025981

RECEIVED

2007 AUG 14 A 11: 07

August 8, 2007

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

File No. 082-35042

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

PROCESSED
AUG 1 6 2007
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Material Fact Notice filed with Brazilian SEC on June 25, 2007 (in Portuguese)*

2. *Material Fact Notice released on June 25, 2007 (English version)*

3. *Material Fact Notice filed with Brazilian SEC on June 26, 2007 (in Portuguese)*

4. *Material Fact Notice released on June 26, 2007 (English version)*

5. *Announcement to the Market filed with Brazilian SEC on June 27, 2007 (in Portuguese)*

6. *Announcement to the Market released on June 27, 2007 (English version)*

7. *Announcement to the Market filed with Brazilian SEC on June 27, 2007 (in Portuguese)*

8. *Announcement to the Market released on June 27, 2007 (English version)*

dlw 8/15

9. *Material Fact Notice filed with Brazilian SEC on July 5, 2007 (in Portuguese)*

10. *Material Fact Notice released on July 5, 2007 (English version)*

11. *Material Fact Notice filed with Brazilian SEC on July 16, 2007 (in Portuguese)*

12. *Material Fact Notice released on July 16, 2007 (English version)*

13. *Material Fact Notice filed with Brazilian SEC on July 19, 2007 (in Portuguese)*

14. *Material Fact Notice released on July 19, 2007 (English version)*

15. *Material Fact Notice filed with Brazilian SEC on July 23, 2007 (in Portuguese)*

16. *Material Fact Notice released on July 23, 2007 (English version)*

17. *Material Fact Notice filed with Brazilian SEC on July 23, 2007 (in Portuguese)*

18. *Material Fact Notice released on July 23, 2007 (English version)*

19. *Material Fact Notice filed with Brazilian SEC on July 30, 2007 (in Portuguese)*

20. *Material Fact Notice released on July 30, 2007 (English version)*

21. *Material Fact Notice filed with Brazilian SEC on August 6, 2007 (in Portuguese)*

22. *Material Fact Notice released on August 6, 2007 (English version)*

23. *Calendar of Corporate Events filed with Brazilian SEC on July 26, 2007 (in Portuguese)*

24. *Calendar of Corporate Events (English version)*

25. *Consolidated Share Ownership Form filed with Brazilian SEC on July 10, 2007 (in Portuguese)*

26. *Consolidated Share Ownership Form for the month of June, 2007 (English version)*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,

Gina Pinto

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49
Companhia Aberta
BOVESPA: MMXM3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX" ou a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei nº. 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, comunicar o que segue:

O Sistema MMX Minas-Rio, conduzido pelas subsidiárias da Companhia MMX Minas-Rio Mineração S.A. e LLX Minas-Rio Logística S.A., recebeu da Agência Nacional de Transportes Aquaviários - ANTAQ, em 20 de junho de 2007, a competente autorização para a construção e a exploração, por tempo indeterminado, do complexo portuário privativo de uso misto do Porto do Açu, localizado no Município de São João da Barra, Estado do Rio de Janeiro. A aludida licença autoriza tanto a operação de carga própria da Companhia, como carga de terceiros, em conformidade com o plano de negócios inicial da sua subsidiária LLX Logística S.A.

O Porto do Açu constituirá o centro de escoamento da produção de minério de ferro do Sistema Integrado MMX Minas-Rio e poderá se tornar uma nova e importante base de operação logística da Região Sudeste do Brasil.

Maiores informações poderão ser obtidas por meio do e-mail ri@mmx.com.br.

Rio de Janeiro, 25 de junho de 2007

Luiz Rodolfo Landim Machado
Diretor-Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

NOVO MERCADO BOVESPA BRASIL

MMX MINERAÇÃO E METÁLICOS S.A.

Public Company

BOVESPA: MMXM3

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX" or the "Company"), pursuant to Article 157 of Law 6,404/76 and CVM Instruction 358/02, hereby makes the following announcement:

The MMX Minas-Rio System, operated by the Company's subsidiaries MMX Minas-Rio Mineração S.A. and LLX Minas-Rio Logística S.A., received from the National Agency of Waterway Transportation (ANTAQ), on June 20, 2007, the competent port authority permit which will enable the construction and operation, for an indefinite term, of the multi-purpose private port terminal known as the Açu Port, located in the Municipality of São João da Barra, Rio de Janeiro State. This permit allows the operation of both the Company's own as well as third-party cargo, as contemplated by the business plan of the Company's subsidiary LLX Logística S.A.

The Açu Port will serve as the export platform for the iron ore produced by the MMX Minas-Rio Integrated System and has the potential to become a new and important operational logistics base for the Southeast Region of Brazil.

Additional information may be obtained through the email ri@mmx.com.br.

Rio de Janeiro, June 25, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Companhia Aberta

BOVESPA: MMXM3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX" ou a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei nº. 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, e ainda em continuidade aos fatos relevantes divulgados em 30 de maio e 05 de junho de 2007, comunicar o que segue:

Conforme publicação ao mercado canadense feita em 25 de junho de 2007, a Bolsa de Valores de Toronto (*Toronto Stock Exchange* - "TSX") confirmou que os *Global Depositary Receipts* nível I ("GDRs") de emissão da MMX começarão a ser negociados no pregão da TSX nesta quarta-feira, dia 27 de junho de 2007, sob o código "**XMM**". Cada ação ordinária da Companhia equivale a 20 (vinte) GDRs.

Maiores informações poderão ser obtidas por meio do e-mail ri@mmx.com.br.

Rio de Janeiro, 26 de junho de 2007.

Luiz Rodolfo Landim Machado
Diretor-Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

MMX MINERAÇÃO E METÁLICOS S.A.

Public Company

BOVESPA: MMXM3

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX" or the "Company") pursuant to article 157 of Law 6.404/76 and CVM Instruction 358/02, and following the public announcements released on May 30th and June 05th, 2007, respectively, hereby makes the following announcement:

In accordance with the formal notice issued to the Canadian market on June 25th, 2007, the Toronto Stock Exchange ("TSX") confirmed that MMX's Level I Global Depositary Receipts ("GDRs") will commence trading on the TSX's secondary market as of this coming Wednesday, June 27th, 2007 under the ticker symbol **XMM**. Each underlying common share of the Company is equivalent to twenty (20) GDRs.

Further information is available on the Company's website (www.mmx.com.br/ri) or via e-mail at ri@mmx.com.br.

Rio de Janeiro, June 26th, 2007.

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

MMX recebe indicação de investidores interessados em participação na LLX

A MMX Mineração e Metálicos S.A. (Bovespa: MMXM3; TSX: XMM) ("MMX" ou a "Companhia") recebeu indicações do interesse de investidores financeiros em adquirir uma participação minoritária na sua subsidiária integral LLX Logística S.A. (que possui 70% de participação na LLX Açu Operações Portuárias S.A. e irá deter 51% de participação na LLX Minas-Rio Logistica S.A. imediatamente após a conclusão da transação com a Anglo American, conforme divulgado nos *press releases* de 23 de abril e 14 de maio de 2007).

Essas indicações são preliminares, não têm caráter vinculante, e estão sujeitas a *due diligence,* impostos, considerações legais e outras, incluindo a negociação de documentos de transação. A Companhia ainda não decidiu se irá concretizar alguma transação com investidores com base nas indicações de interesse, e caso a concretizasse, essa transação estaria sujeita a várias condições.

A Companhia manterá o mercado e seus acionistas informados sobre qualquer desenvolvimento relevante sobre essas indicações de interesse.

Rio de Janeiro, 27 de junho de 2007

Luiz Rodolfo Landim Machado
Diretor-Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

MMX – Relações com Investidores
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

MMX receives indications of interest for equity investment in LLX

MMX Mineração e Metálicos S.A. (Bovespa: MMXM3; TSX: XMM) ("MMX" or the "Company") has received indications of interest from certain financial investors interested in purchasing a minority stake in MMX's wholly-owned subsidiary LLX Logistica S.A. (which owns a 70% interest in LLX Açu Operações Portuárias S.A. and will hold a 51% interest in LLX Minas-Rio Logistica S.A. immediately after the closing of its transaction with Anglo American, as disclosed in MMX's press releases dated April 23 and May 14, 2007).

The indications are preliminary and non-binding, and are subject to satisfactory due diligence, tax, legal and other considerations, including negotiation of transaction documents. The Company has not yet determined to enter into a transaction with any of the investors on the basis of the indications of interest, and such transaction would be subject to various conditions.

The Company will keep the market and its shareholders informed as to any new or further material developments regarding these indications of interest.

Rio de Janeiro, June 27th, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

For further information, please contact:
MMX – Investor Relations
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

GDRs da MMX iniciam negociação na TSX

A MMX Mineração e Metálicos S.A. (Bovespa: MMXM3) ("MMX") tem o prazer de informar que os seus GDRs nível I começam a ser negociados na Bolsa de Toronto ("TSX") hoje, com o código "**XMM**". Acreditamos que esta iniciativa possibilitará ampliarmos ainda mais nossa base de acionistas, atraindo investidores especializados e com conhecimento do mercado mundial de mineração.

A nossa oferta pública de ações ordinárias no Novo Mercado da Bovespa foi realizada em julho de 2006, sendo a maior oferta pública primária conduzida no Brasil até então. Desde o início da negociação até a presente data, a valorização das nossas ações alcançou 158%, bem acima do Ibovespa, o que mostra o reconhecimento dos investidores em relação à solidez e aos avanços dos nossos projetos.

Para a MMX, primeira empresa brasileira a listar na TSX, o momento é de comemoração. Praticamente um ano depois, celebramos o nosso sucesso agora com a chegada no mercado de capitais canadense, um líder mundial no setor de mineração.

Rio de Janeiro, 27 de junho de 2007

Luiz Rodolfo Landim Machado
Diretor-Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

MMX – Relações com Investidores
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

MMX's GDRs have begun trading on TSX

MMX Mineração e Metálicos S.A. ("MMX") has the pleasure to inform that its Global Depositary Receipts have commenced trading on the Toronto Stock Exchange ("TSX") today, under the ticker symbol "XMM". We believe that this initiative will enable us to broaden our shareholder base by attracting additional investors with knowledge of the global mining sector.

Our initial public offering in the Novo Mercado segment of the Bovespa took place in July 2006, and was the largest initial public offering completed in Brazil at that time. From the commencement of trading of our common shares on the Bovespa until the present date, our shares have appreciated 158%, well above the Bovespa index, which we believe evidences that investors recognize both the soundness and the progress of our projects.

For MMX, the first Brazilian company to list securities on the TSX, this is a time to celebrate. Nearly one year after our IPO, we now mark our success with the arrival on the Toronto Stock Exchange, a world leader in the mining sector.

Rio de Janeiro, June 27th, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

For further information please contact:
MMX – Investor Relations
Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49
Companhia Aberta
BOVESPA: MMXM3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX" ou a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei nº. 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, comunicar o que segue:

A Companhia celebrou contrato com os acionistas da AVG Mineração S.A. ("AVG") para aquisição da totalidade das ações da AVG em circulação. A AVG possui (i) uma mina em operação, na área conhecida como Serra Azul, em Minas Gerais, e outros direitos minerários e arrendamentos na área de Serra Azul (referidas conjuntamente como "Minas Serra Azul"), (ii) contratos de transporte ferroviário e serviços portuários, e (iii) contratos de fornecimento em andamento relacionados à venda e exportação de minério de ferro. De acordo com as informações fornecidas pela AVG, as Minas Serra Azul produziram aproximadamente 1,6 milhão de toneladas de minério de ferro em 2006, e aproximadamente 1 milhão de toneladas de minério de ferro nos primeiros 5 meses de 2007. Com base nas estimativas da atual administração da AVG, a produção anual das Minas Serra Azul pode atingir 2,5 milhões de toneladas de produto de minério de ferro este ano.

A conclusão da compra da AVG pela MMX deverá ocorrer em 60 dias, dependendo da finalização de uma *due diligence* pela MMX, do acordo relativo a documentos da transação e da conclusão de etapas antecedentes ao fechamento da transação. Ao concluir a transação, a MMX pagará, pela totalidade das ações da AVG, a quantia de US$224.000.000, em 5 parcelas, em um prazo de 4 anos. Após obtenção pela AVG do licenciamento ambiental de um direito minerário adicional do qual ela possui uma opção de compra, a MMX efetuará um pagamento contingente de até US$50.000.000 aos acionistas da AVG. A AVG detém também outros direitos minerários de minério de ferro ainda inexplorados no estado de Minas Gerais.

Sujeito à conclusão satisfatória da *due diligence* e a um plano detalhado da mina, a MMX planeja investir em benfeitorias nas Minas Serra Azul, visando aumentar a produção destas minas para a sua capacidade máxima possível. As Minas Serra Azul produzem um *mix* dos produtos granulado, *sinter feed* e *pellet feed*, os quais seriam complementares e sinérgicos com os produtos dos Sistemas Integrados MMX. A MMX planeja suprir a logística necessária para a produção das Minas Serra Azul através dos contratos de logística existentes e, potencialmente, no futuro, através do Porto do Açu. O Porto do Açu pertence à subsidiária da MMX LLX Minas-Rio Logística S.A., e pode conectar-se à rede ferroviária pública nacional através da construção de um ramal com 45km de extensão.

De acordo com o Contrato de Compra e Venda de Ações celebrado entre MMX, Centennial Asset Mining Fund LLC e Anglo American em 14 de maio de 2007, a MMX oferecerá à sua subsidiária MMX Minas-Rio Mineração Ltda., a opção para realizar a compra da AVG, ao custo, em seu nome.

De acordo com Eike Batista, Presidente do Conselho de Administração e Diretor-Presidente da MMX, "após sua conclusão, a aquisição da AVG vai permitir à MMX atingir uma produção significativa no curto prazo no Sistema MMX Minas-Rio. A MMX pretende

alavancar os seus ativos futuros de logística, visando aumentar a margem do negócio atual da AVG, que também irá se beneficiar com as economias de escala previstas pelo business plan da MMX para a AVG".

Maiores informações poderão ser obtidas por meio do e-mail ri@mmx.com.br.

Rio de Janeiro, 5 de julho de 2007.

Luiz Rodolfo Landim Machado
Diretor-Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

DECLARAÇÕES E PROJEÇÕES FUTURAS: Este fato relevante contém algumas afirmações e informações prospectivas de acordo com as leis de valores mobiliários canadenses que dizem respeito à transação de aquisição proposta e ao plano de negócios, operações, *performance* financeira e condição da MMX, e à produção estimada e vida útil da mina do projeto mineral adquirido. À exceção de declarações de fatos históricos relativos à MMX, algumas informações aqui contidas constituem declarações e projeções futuras. Declarações e projeções futuras são frequentemente caracterizadas por palavras como "planejar", "esperar", "prever", "acreditar", "antecipar", "estimar" e outras palavras de acepção semelhante, ou por declarações de que certos eventos ou condições "podem" ou "irão" ocorrer. Declarações e projeções futuras são baseadas nas opiniões e estimativas da administração na data em que tais declarações são feitas e são baseadas em uma série de suposições e estão sujeitas a uma série de riscos e incertezas e outros fatores que podem fazer com que os eventos e resultados reais divirjam de maneira relevante dos projetados nas declarações e projeções futuras. As premissas em que tais declarações e projeções futuras estão baseadas incluem o sucesso da MMX na realização da aquisição de 100% das ações existentes da AVG, as necessárias aprovações regulatórias, governamentais e de terceiros para que a transação de aquisição seja concluída, a obtenção de todas as licenças ambientais exigidas por lei e a obtenção de outras licenças, e, ainda, que todas as condições para a conclusão da transação de aquisição sejam satisfeitas ou renunciadas. Muitas dessas premissas são baseadas em fatores e eventos que fogem ao controle da MMX e não existe a certeza de que se provem corretas. Fatores que podem fazer com que os resultados reais divirjam de maneira relevante dos antecipados por tais declarações e projeções futuras incluem alterações em condições de mercado, variações em teores de ferro e taxas de recuperação, riscos relacionados a operações internacionais, flutuações nos preços de metais e nas taxas de câmbio, alterações em parâmetros do projeto, a possibilidade de custos e despesas não antecipados, a possibilidade de falhas da planta, dos equipamentos e processos em operarem como previsto, a possibilidade de não se conseguir obter as licenças necessárias, o projeto mineral adquirido não ser integrado com sucesso ou tal integração se provar mais difícil, demorada ou custosa do que o esperado, e outros riscos pertinentes à indústria de mineração. Apesar de a MMX ter procurado identificar os fatores importantes que poderiam fazer com que as ações, eventos ou resultados reais divirjam de maneira relevante dos contidos em tais declarações e projeções futuras, podem existir outros fatores que façam com que as ações, eventos ou resultados não sejam antecipados, estimados ou intencionados. Não há garantia de que declarações e projeções futuras se provem corretas, pois resultados reais e eventos futuros podem divergir de maneira relevante daqueles antecipados em tais declarações. A MMX não se obriga a revisar declarações e projeções futuras em caso de as circunstâncias ou as estimativas e opiniões da administração sofrerem alterações, exceto conforme exigido pela legislação de valores mobiliários. O leitor está advertido a não confiar indevidamente em declarações e projeções futuras.

NOVO MERCADO BOVESPA BRASIL

MMX MINERAÇÃO E METÁLICOS S.A.
Public Company
BOVESPA: MMXM3

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX" or the "Company), pursuant to Article 157 of Law 6,404/76 and CVM Instruction 358/02, hereby makes the following announcement:

The Company has entered into an agreement with the shareholders of AVG Mineração S.A. ("AVG") to purchase 100% of the issued and outstanding shares of capital stock of AVG. AVG owns (i) a producing mine, in the area known as Serra Azul, Minas Gerais, and additional mining rights and leases in the Serra Azul area (collectively the "Serra Azul Mines"), (iii) railroad transportation and port services agreements, and (iv) existing supply contracts related to the sale and export of iron ore. According to information supplied by AVG, the Serra Azul Mines produced approximately 1.6 million tons of iron ore in 2006 and approximately 1 million tons of iron ore in the first 5 months of 2007. Based on estimates made by the current management of AVG, annual throughput of the Serra Azul Mines may reach 2.5 million tons of iron ore products this calendar year.

Consummation of the purchase of AVG by MMX, which is expected to occur in 60 days, is conditional upon completion of satisfactory due diligence by MMX, the agreement of certain transaction documents and the conclusion of pre-closing steps. Upon closing of the transaction, MMX will pay as consideration for 100% of the shares of AVG a purchase price of US$224,000,000, payable in 5 installments, over a period of 4 years. Upon AVG concluding the environmental licensing of an additional mining right to which it has a purchase option, MMX will make an additional contingent payment of up to US$50,000,000 to AVG shareholders. AVG also owns further unexplored mining rights for iron ore in the Minas Gerais State.

Subject to satisfactory completion of the due diligence and a detailed mine plan, MMX intends to invest in upgrading the Serra Azul Mines, to ramp up current mine production to its fullest reasonable capacity. The Serra Azul Mines produces a product mix of lump ore, sinter feed and pellet feed, all of which would be complementary and synergistic with MMX products from the Integrated MMX Systems. MMX intends to provide logistics for the Serra Azul Mines production by means of AVG's existing logistics contracts and, potentially, in the furture, through the Port of Açu, upon confirmation of logistics and economic feasibility studies that the MMX Minas-Rio subsidiaries intend to conduct. The Port of Açu is owned by MMX's subsidiary LLX Minas-Rio Logística S.A., which may be connected to Brazil's public-service railroad grid by means of the construction of a 45km railroad spur.

According to the Share Purchase Agreement entered into among MMX, Centennial Asset Mining Fund LLC and Anglo American, dated May 14, 2007, MMX will offer its subsidiary MMX Minas-Rio Mineração Ltda., the option to exercise the purchase of AVG, at cost, on its behalf.

According to Eike Batista, Chairman and CEO of MMX, "upon completion, the acquisition of AVG will enable MMX to achieve significant short term production in the MMX Minas-Rio System. MMX intends to leverage its future logistics assets to increase margins of the current AVG business, which will also benefit from the economies of scale that MMX business plan for AVG is expected to enjoy."

For additional information please contact ri@mmx.com.br.

Rio de Janeiro, July 5, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian securities laws concerning the proposed acquisition transaction and the business, operations and financial performance and condition of MMX, and estimated production and mine life of the acquired mineral project. Except for statements of historical fact relating to MMX, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include MMX being successful in acquiring 100% of the issued and outstanding shares of AVG, any necessary third party, regulatory or governmental approvals for the acquisition transaction being obtained, all required environmental and other licenses being obtained and all other conditions to the completion of the acquisition transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of MMX and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of unanticipated costs and expenses, failure of plant, equipment or processes to operate as anticipated, the failure to obtain necessary licenses or permitting, the acquired mineral project not being integrated successfully or such integration proving more difficult, time consuming or costly than expected, and other risks of the mining industry. Although MMX has attempted to identify the important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. MMX undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49
Companhia Aberta
BOVESPA: MMXM3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX" ou a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei nº. 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, comunicar o que segue:

Centennial Asset Mining Fund LLC ("Centennial Asset"), detentora de quase a totalidade das ações da Centennial Asset Participações Minas-Rio S.A. ("Centennial Minas-Rio"), nessa sexta-feira, 13 de julho de 2007, realizou a venda de 100% das ações de sua propriedade de emissão da Centennial Minas-Rio, por meio de um leilão na Bovespa - Bolsa de Valores de São Paulo, pelo preço de R$1.317.336.806, equivalente na data a US$ 704.081.671. As ações objeto do leilão foram adquiridas integralmente pela Anglo American Participação em Mineração Ltda. ("Anglo American"), uma subsidiária integral da Anglo American plc.

Mediante liquidação do leilão em bolsa, que deverá ocorrer na quarta-feira, 18 de julho de 2007, de acordo com as regras da Bovespa, a Anglo American subscreverá novas ações de emissão da MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio") e da LLX Minas-Rio Logística S.A. ("LLX Minas-Rio"), mediante a realização de aumento de capital no valor global de US$ 874.349.788, fazendo com que a Anglo American aumente sua participação no capital da MMX Minas-Rio e da LLX Minas-Rio (as "Empresas Minas-Rio") para 49%. Também na data da liquidação, a MMX e suas subsidiárias celebrarão acordos de acionistas com a Anglo American e a Centennial Minas-Rio, já em sua situação de subsidiária integral da Anglo American plc, relacionados à governança corporativa das Empresas Minas-Rio. No fechamento da operação, as partes também celebrarão outros acordos suplementares, que incluirão um contrato de prestação de serviços técnicos com uma coligada da Anglo American, por meio do qual as Empresas Minas-Rio terão acesso à inteligência e à expertise técnica e de mineração da Anglo American, e um contrato de prestação de serviços corporativos com a MMX, por meio do qual esta proverá serviços administrativos, gerais e especiais.

Também no contexto da operação, a MMX, sua subsidiária LLX Logística S.A. e a Anglo American acordaram reestruturar a reorganização societária das Empresas Minas-Rio. Doravante, a MMX Minas-Rio será responsável pela construção e operação tanto das minas de minério de ferro em Minas Gerais como do mineroduto do Sistema Integrado MMX Minas-Rio. A LLX Minas-Rio será responsável por construir e operar o Porto do Açu, exclusivamente para o manejo de produtos de minério de ferro.

Adicionalmente, de acordo com os documentos que serão assinados na liquidação da operação, as partes acordaram que a LLX Açu Operações Portuárias S.A. ("LLX Açu"), uma subsidiária da LLX Logística S.A. ("LLX"), terá acesso ao Porto do Açu e a sua infraestrutura para construir e operar atividades logísticas e de carga para terceiros, mediante pagamento de uma taxa por navio/por tonelada para a LLX Minas Rio. A LLX Açu terá o direito de expandir o Porto do Açu conforme será acordado de tempos em tempos com a LLX Minas-Rio e terá o direito de realizar operações portuárias no Porto do Açu, sendo que o transporte de minério de ferro terá prioridade de embarque.

O Diretor-Presidente e Presidente do Conselho de Administração da MMX, Eike F. Batista, comentou que "o fechamento da operação com a Anglo American marca o início de uma associação altamente promissora. Esperamos e pretendemos promover o crescimento do Sistema Integrado MMX Minas-Rio até a sua capacidade plena, alavancando as aptidões geográficas e geológicas do Sistema. A MMX e a Anglo American, juntas, formarão a plataforma ideal para crescimento das atividades de mineração na região. O fechamento deste negócio abrirá, também, o caminho para o crescimento da unidade de negócios independente da LLX."

Maiores informações poderão ser obtidas por meio do e-mail ri@mmx.com.br.

Rio de Janeiro, 16 de julho de 2007.

Luiz Rodolfo Landim Machado
Diretor-Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

MMX MINERAÇÃO E METÁLICOS S.A.
Public Company
BOVESPA: MMXM3

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX"), pursuant to Article 157 of Law #6,404/76 and CVM Instruction 358/02, hereby makes the following public announcement:

Centennial Asset Mining Fund LLC ("Centennial Asset"), owner of substantially all of the shares of Centennial Asset Participações Minas-Rio S.A. ("Centennial Minas-Rio"), on Friday, July 13, 2007, effected the sale of 100% of the shares owned by it in Centennial Minas-Rio by means of an auction on the Bovespa – Sao Paulo Stock Exchange (the "Exchange Transaction"), for a total price of R$1,317,336,806, equivalent to US$704,081,671. The auctioned shares were purchased by Anglo American Participações em Mineração Ltda. ("Anglo American"), a wholly-owned subsidiary of Anglo American plc.

Upon settlement of the Exchange Transaction, which should occur on Wednesday, July 18, 2007, in accordance with the Bovespa rules, Anglo American will subscribe for new shares of MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio") and LLX Minas-Rio Logística S.A. ("LLX Minas-Rio"), with a capital contribution of US$874,349,788, which will increase its ownership interest in MMX Minas-Rio and LLX Minas-Rio (the "Minas-Rio Companies") to 49%. Also upon settlement of the transaction, MMX and its subsidiaries will enter into a shareholders' agreement with Anglo American and Centennial Minas-Rio, in its capacity as a wholly-owned subsidiary of Anglo American plc, with respect to the corporate governance of the Minas-Rio Companies. Upon closing, the parties will also enter into other ancillary agreements that will include a technical services agreement with an affiliate of Anglo American, whereupon the Minas-Rio Companies will have access to Anglo American's global technical and mining intelligence, and a corporate services agreement with MMX, for the provision of special, general and administrative services.

Also in the context of this transaction, MMX, its wholly-owned subsidiary LLX Logística S.A. and Anglo American agreed to restructure the reorganization of the Minas-Rio Companies. Hereafter MMX Minas-Rio will be responsible for building and operating both the iron ore mines at Minas Gerais and the MMX Minas-Rio System slurry pipeline, and LLX Minas-Rio will be responsible for building and operating the Port of Acu, exclusively for handling and servicing iron ore products.

Also in accordance with the documents that will be executed on closing, the parties have agreed that LLX Acu Operacoes Portuarias S.A. ("LLX Acu"), a subsidiary of LLX Logística S.A. ("LLX"), will have access to the Port of Acu and its infrastructure to build and operate its third-party logistics and port handling business, by paying a per-vessel/per-ton fee to LLX Minas-Rio. LLX Acu will have the right to expand the Port of Acu, as will be agreed from time to time with LLX Minas-Rio, and will have the right to carry out its port operations at the Port of Acu, while the shipment of iron ore from the Port of Acu will enjoy first priority rights.

MMX's Chairman & CEO, Eike F. Batista, commented that "the consummation of the transaction with Anglo American will mark the beginning of a very promising joint venture. We hope and intend to grow the MMX Minas-Rio System to its fullest capacity, by leveraging its geological and geographical aptitudes. MMX and Anglo American together will provide the perfect platform for growth in the region. Also, the closing of this transaction will forge the path for the development of LLX's independent business."

For additional information please contact ri@mmx.com.br.

Rio de Janeiro, July 16, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Companhia Aberta

BOVESPA: MMXM3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX" ou a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei nº. 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, comunicar ao mercado o que segue:

De acordo com as informações repassadas pela Comissão de Valores Mobiliários – CVM ("CVM") à MMX, o desdobramento de ações da Companhia, a ser deliberado em assembléia geral extraordinária convocada para 23 de julho de 2007, será na proporção de 2 novas ações ordinárias em substituição a cada ação existente de emissão da MMX.

A Companhia poderá, contudo, e ainda nos termos do entendimento da CVM, propor novo desdobramento de ações mediante a entrada em operação de novos projetos da MMX. Assim sendo, um novo desdobramento de ações poderá ser proposto antes de 23 de janeiro de 2008, data originalmente prevista no prospecto de oferta pública inicial de ações da Companhia.

A MMX informa, por fim, que farão jus ao recebimento das ações desdobradas, caso a proposta seja aprovada, os acionistas da Companhia com base na composição acionária do dia 30 de julho de 2007, passando as ações a serem negociadas ex-desdobramento a partir do dia 31 de julho de 2007.

Maiores informações poderão ser obtidas por meio do e-mail ri@mmx.com.br.

Rio de Janeiro, 19 de julho de 2007.

Luiz Rodolfo Landim Machado
Diretor-Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

MMX MINERAÇÃO E METÁLICOS S.A.

Public Company

BOVESPA: MMXM3

TSX: XMM

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX" or the "Company"), pursuant to Article 157 of Law 6,404/76 and CVM Instruction 358/02, hereby makes the following public announcement:

In furtherance to the information received from the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários* - "CVM"), the Company will implement the announced share split on its share split to be implemented by the Company, which will be decided by shareholders gathered at the relevant Extraordinary Shareholders' Meeting to be held on July 23, 2007, is going to be represented by 2 (two) new shares for each existing share issued by MMX.

Nonetheless, and also in accordance with CVM's understanding, the Company may propose a new share split as soon as its developing projects become operational. Therefore, a new share split could then be submitted to approval by the Company's shareholders prior to January 23, 2008, which was the date originally established in MMX's IPO prospectus.

Should the referred proposal be approved, the shareholders of the Company registered as of July 30, 2007 will be entitled to receive the shares resulting from such split. Shares wiil commence trading "ex-split" from July 31, 2007.

For additional information please contact ri@mmx.com.br.

Rio de Janeiro, July 19, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Companhia Aberta

BOVESPA: MMXM3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX" ou a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei nº. 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, comunicar ao mercado o que segue:

Em 23 de julho de 2007, a MMX, a LLX Logística S.A. ("LLX") e o Ontario Teachers' Pension Plan Board ("OTPP"), um fundo de pensão de origem canadense, celebraram memorando de entendimentos, por meio do qual o OTPP irá subscrever um número de ações equivalente a 15% do capital da LLX, sob a forma de ações preferenciais, pelo montante de US$ 185 milhões (o "Investimento"). A assinatura da documentação definitiva relativa ao Investimento está sujeita à negociação e conclusão dos contratos definitivos, dentre eles um acordo de acionistas da LLX, à finalização da *due diligence* e à obtenção de aprovações corporativas.

O Investimento atribui às ações ordinárias de emissão da LLX de propriedade da MMX, correspondentes a 85% do capital da LLX, um valor de aproximadamente US$1,05 bilhão.

Eike Batista, Diretor Presidente e Presidente do Conselho de Administração da MMX, e Presidente do Conselho de Administração da LLX, afirmou: "Esta operação consolida nossa visão de que a LLX é uma unidade de negócios independente dentro da própria MMX. A LLX continuará a buscar oportunidades de investimentos na indústria de logística na América do Sul, particularmente no Brasil, não só com o intuito de suprir a demanda logística das operações da MMX, bem como para fazer frente à crescente demanda do país por serviços portuários e infra-estrutura logística em geral."

Maiores informações poderão ser obtidas por meio do e-mail ri@mmx.com.br.

Rio de Janeiro, 23 de julho de 2007.

Luiz Rodolfo Landim Machado
Diretor-Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

MMX MINERAÇÃO E METÁLICOS S.A.
Public Company
BOVESPA: MMXM3

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX" or the "Company), pursuant to Article 157 of Law 6,404/76 and CVM Instruction 358/02, hereby makes the following announcement:

On July 23, 2007, MMX, LLX Logística S.A. ("LLX") and Ontario Teachers' Pension Plan Board ("OTPP"), a Canadian pension fund, have entered into a memorandum of understanding pursuant to which OTPP would subscribe for and purchase 15% of the issued and outstanding shares of LLX, in preferred stock, for a price of US$185 million (the "Investment"). Closing of the Investment is subject to the negotiation of definitive agreements, including of a shareholders agreement of LLX, conclusion of due diligence and corporate approvals.

The Investment implies a valuation of MMX's remaining 85% common share interest in LLX of approximately US$1.05 billion.

Eike Batista, Chairman & CEO of MMX and Chairman of LLX said: "This transaction consolidates our view of LLX as an independent business unit within MMX. LLX will continue to aggressively seek investment opportunities in the logistics industry in South America, particularly in Brazil, not only to cater MMX's logistics requirements but also to service Brazil's pent-up demand for port and general logistics infrastructure."

For additional information please contact ri@mmx.com.br.

Rio de Janeiro, July 23, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Companhia Aberta

BOVESPA: MMXM3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX" ou a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei nº. 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, comunicar ao mercado que nos termos da ata da Assembléia Geral Extraordinária da Companhia, realizada em 23 de julho de 2007 ("AGE"), os acionistas reunidos aprovaram, por unanimidade e sem ressalvas, o desdobramento das ações ordinárias de emissão da Companhia, por onde cada 1 (uma) ação existente passará a ser correspondente a 2 (duas) ações.

Farão jus ao recebimento das ações desdobradas os acionistas da MMX com base na composição acionária de 30 de julho de 2007, passando as ações a serem negociadas ex-desdobramento a partir de 31 de julho de 2007.

Cada ação do capital social da Companhia, no âmbito do Programa de Global Depositary Receipts ("GDR"), continuará a corresponder a 20 (vinte) GDRs.

Maiores informações poderão ser obtidos através do e-mail ri@mmx.com.br.

Rio de Janeiro, 23 de julho de 2007.

Luiz Rodolfo Landim Machado
Diretor-Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

MMX MINERAÇÃO E METÁLICOS S.A.

Public Company

BOVESPA: MMXM3

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX" or the "Company") pursuant to article 157 of Law 6,404/76 and CVM Instruction 358/02, hereby announces that, at the Company's Extraordinary Shareholders' Meeting, held on July 23, 2007, the shareholders of the Company present at the Meeting unanimously and with no restrictions, approved to split the Company's common shares in the proportion of 2 (two) shares for each 1 (one) existing share.

The Company's shareholders registered as of July 30, 2007 will be entitled to receive the shares resulting from such split. The shares will commence trading "ex-split" from July 31, 2007.

Each share of the Company's capital stock, under the Global Depositary Receipt program ("GDR"), will continue to be equivalent to 20 (twenty) GDRs.

For additional information please contact ri@mmx.com.br.

Rio de Janeiro, July 23, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Companhia Aberta

BOVESPA: MMXM3

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX" ou a "Companhia") vem, em atendimento ao disposto no artigo 157 da Lei nº. 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, comunicar ao mercado o que segue:

A Sojitz Corporation ("Sojitz"), uma sociedade *trading* japonesa com atuação mundial, confirmou formalmente por meio de comunicado à MMX que irá adquirir, via contratos de fornecimento de longo prazo com a MMX Minas-Rio ("Contratos de Fornecimento"), 11 milhões de toneladas por ano de *pellet feed* (finos de pelotização)(base seca) produzidos pelo Sistema MMX Minas-Rio. O produto objeto dos Contratos de Fornecimento será entregue no Porto do Açu a preços de mercado. A Sojitz revenderá os produtos adquiridos por força dos Contratos de Fornecimento para determinadas usinas siderúrgicas asiáticas.

Com a confirmação da aquisição deste volume pela Sojitz, a MMX Minas-Rio atingiu uma capacidade contratada total de 20,3 milhões de *pellet feed* (finos de pelotização) por ano (base úmida), por meio de contratos de longo prazo. A capacidade projetada da MMX Minas-Rio para a Fase I do Sistema MMX Minas-Rio é de 26,6 milhões de toneladas de *pellet feed* por ano (base úmida).

Maiores informações poderão ser obtidas por meio do e-mail ri@mmx.com.br.

Rio de Janeiro, 30 de julho de 2007

Luiz Rodolfo Landim Machado
Presidente Executivo e Diretor de Relações com Investidores
MMX Mineração e Metálicos S.A.

MMX MINERAÇÃO E METÁLICOS S.A.
Public Company
BOVESPA: MMXM3

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX" or the "Company), pursuant to Article 157 of Law 6,404/76 and CVM Instruction 358/02, hereby makes the following public announcement:

Sojitz Corporation ("Sojitz"), a Japanese trading company with worldwide presence, has formally confirmed by notice to MMX that it will purchase, under long term supply contracts with MMX Minas-Rio (the "Supply Contracts"), 11 million tons (dry basis) of pellet feed per year produced at the MMX Minas-Rio System. Product purchased under the Supply Contracts will be delivered at the Port of Açu at benchmark prices. Sojitz will sell on the products purchased under the Supply Contract to certain Asian steel mills.

With the confirmation of this purchase by Sojitz, MMX Minas-Rio has now reached a total contracted capacity of 20.3 million tons of pellet feed (wet basis) per year under long term contracts. MMX Minas-Rio's projected capacity for Phase I of the MMX Minas-Rio System is 26.6 million tons of pellet feed (wet basis) per year.

For additional information please contact MMX at ri@mmx.com.br.

Rio de Janeiro, July 30, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

XMM LISTED TSX

MMX

MMXM3 NOVO MERCADO BOVESPA BRASIL

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Companhia Aberta

FATO RELEVANTE

A MMX Mineração e Metálicos S.A. ("MMX" ou a "Companhia") (Bovespa: MMXM3; TSX: XMM) vem, em atendimento ao disposto no artigo 157 da Lei nº. 6.404/76, bem como ao que prevê a Instrução CVM nº 358/02, comunicar ao mercado o que segue:

A MMX Metálicos Corumbá Ltda. ("MMX Corumbá"), subsidiária integral da Companhia, recebeu a competente Licença de Operação para iniciar as atividades industriais na Usina de Produção de Ferro Gusa, localizada em Corumbá, Mato Grosso do Sul. A referida licença foi outorgada pelo Instituto de Meio Ambiente de Mato Grosso do Sul - IMASUL, vinculado à Secretaria de Estado de Meio Ambiente, das Cidades, do Planejamento, da Ciência e Tecnologia – SEMAC.

A MMX Corumbá, dessa forma, iniciou hoje a pré-operação do 1º alto forno e estima-se que produzirá o primeiro lote de ferro gusa, com qualidade comercial, na próxima sexta-feira, dia 10 de agosto.

Maiores informações poderão ser obtidas por meio do e-mail ri@mmx.com.br.

Rio de Janeiro, 06 de agosto de 2007.

Luiz Rodolfo Landim Machado
Diretor-Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

MMX MINERAÇÃO E METÁLICOS S.A.

Publicly-held Company

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX" or "Company") (Bovespa: MMXM3; TSX: XMM), pursuant to Article 157 of Law 6404/76 and CVM Instruction 358/02, hereby makes the following public announcement:

The Company's wholly-owned subsidiary, MMX Metálicos Corumbá Ltda. ("MMX Corumbá"), has been awarded the competent Operating License, which enables it to initiate industrial operation of its Pig Iron Plant in Corumbá, Mato Grosso do Sul. The said license was granted by the Environmental Institute of Mato Grosso do Sul (IMASUL), of the State Ministry of Environment, Cities, Planning, Science and Technology (SEMAC).

MMX Corumbá commenced today the pre-operation of its first blast furnace and the first commercial quality pig iron is expected for this coming Friday, August 10th.

For additional information please contact ri@mmx.com.br.

Rio de Janeiro, August 06, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

CALENDÁRIO DE EVENTOS CORPORATIVOS

Denominação Social	**MMX Mineração e Metálicos S.A.**
Endereço da Sede	**Praia do Flamengo, 154 – 5°. Andar, Flamengo, Rio de Janeiro, RJ**
Endereço na Internet	**www.mmx.com.br**
Diretor de Relações com Investidores	**Nome: Luiz Rodolfo Landim Machado**
	E-mail: ri@mmx.com.br
	Telefone(s): (21) 2555-5563
	Fax: (21) 2555-5501
Responsável pela Área de Relações com Investidores	**Nome: Elizabeth Cruz**
	E-mail: ri@mmx.com.br
	Telefone(s): (21) 2555-5634
	Fax: (21) 2555-5501
Jornais (e localidades) em que publica seus atos societários	**Diário Oficial do Estado do Rio de Janeiro – DORJ e Valor Econômico.**
A Companhia está vinculada à arbitragem na Câmara de Arbitragem do Mercado, conforme Cláusula Compromissória constante do seu Estatuto Social.	

Demonstrações Financeiras Anuais e Demonstrações Financeiras Consolidadas, quando for o caso, relativas ao exercício social findo em 31/12/2006	
EVENTO	**DATA**
Disponibilização aos Acionistas	**30/03/2007**
Publicação	**30/03/2007**
Envio à BOVESPA	**30/03/2007**

Demonstrações Financeiras Padronizadas – DFP, relativas ao exercício social findo em 31/12/2006	
EVENTO	**DATA**
Envio à BOVESPA	**30/03/2007**

Demonstrações Financeiras Anuais ou Demonstrações Financeiras Consolidadas, quando for o caso, de acordo com padrões internacionais, relativas ao exercício social findo em 31/12/2006	
EVENTO	**DATA**
Envio à BOVESPA	**25/04/2007**

Informações Anuais – IAN, relativas ao exercício social findo em 31/12/2006	
EVENTO	**DATA**
Envio à BOVESPA	**30/05/2007**

Informações Trimestrais – ITR	
EVENTO	**DATA**
Envio à BOVESPA	
Referentes ao 1° trimestre	**16/05/2007**
Referentes ao 2° trimestre	**24/07/2007**
Referentes ao 3° trimestre	**14/11/2007**

Informações Trimestrais em inglês ou de acordo com padrões internacionais	
EVENTO	**DATA**
Envio à BOVESPA	
Referentes ao 1° trimestre	**05/06/2007**
Referentes ao 2° trimestre	**30/08/2007**
Referentes ao 3° trimestre	**29/11/2007**

Assembléia Geral Ordinária	
EVENTO	**DATA**
Publicação do Edital de Convocação	**11, 12 e 13/04/2007**
Envio do Edital de Convocação à BOVESPA, acompanhado da proposta da administração, quando houver	**11/04/2007**
Realização da Assembléia Geral Ordinária	**30/04/2007**
Envio das principais deliberações da Assembléia Geral Ordinária à BOVESPA	**30/04/2007**
Envio da ata da Assembléia Geral Ordinária à BOVESPA	**30/04/2007**

Assembléia Geral Extraordinária já programada	
EVENTO	**DATA**
Publicação do Edital de Convocação	**10, 11 e 12/01/2007**
Envio do Edital de Convocação à BOVESPA, acompanhado da proposta da administração, quando houver	**09/01/2007**
Realização da Assembléia Geral Extraordinária	**25/01/2007**
Envio das principais deliberações da Assembléia Geral Extraordinária à BOVESPA	**25/01/2007**
Envio da ata da Assembléia Geral Extraordinária à BOVESPA	**25/01/2007**

Assembléia Geral Extraordinária já programada	
EVENTO	**DATA**
Publicação do Edital de Convocação	**06, 09 e 10/07/2007**
Envio do Edital de Convocação à BOVESPA, acompanhado da proposta da administração, quando houver	**06/07/2007**
Realização da Assembléia Geral Extraordinária	**23/07/2007**
Envio das principais deliberações da Assembléia Geral Extraordinária à BOVESPA	**23/07/2007**
Envio da ata da Assembléia Geral Extraordinária à BOVESPA	**23/07/2007**

Reunião Pública com Analistas	
EVENTO	**DATA**
Realização de Reunião Pública com Analistas, aberta a outros interessados • **SP (sede da APIMEC, às 16:00 hs)**	**23/08/2007**

Teleconferência	
EVENTO	**DATA**
Realização de teleconferência (comentário sobre o resultado de 2006 e eventos recentes)	**04/04/2007**

Realização de teleconferência (comentário sobre o resultado do 3T07 e eventos recentes)	**21/11/2007**

2007 CALENDAR OF CORPORATE EVENTS

Company Name	**MMX Mineração e Metálicos S.A.**
Central Office Address	**Praia do Flamengo, 154 – 5°. Andar, Flamengo, Rio de Janeiro, RJ**
Website	**www.mmx.com.br**
Investor Relations Officer	**Name: Luiz Rodolfo Landim Machado**
	E-mail: ri@mmx.com.br
	Telephone(s): (21) 2555-5563
	Fax: (21) 2555-5501
Responsible for Investor Relations Area	**Name: Elizabeth Cruz**
	E-mail: ri@mmx.com.br
	Telephone(s): (21) 2555-5634
	Fax: (21) 2555-5501
Publications (and locality) in which its corporate documents are published	**Diário Oficial do Estado do Rio de Janeiro – DORJ and Valor Econômico.**
The Company is subject to arbitration on the Market Arbitration Chamber, as expressed in a Compulsory Clause included in its By-Laws.	

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2006	
EVENT	**DATE**
Accessible to Stockholders	**03/30/2007**
Publication	**03/30/2007**
Submission to BOVESPA	**03/30/2007**

Standardized Financial Statement (DFP), as of 12/31/2006	
EVENT	**DATE**
Submission to BOVESPA	**03/30/2007**

Annual Financial Statements or Consolidated Financial Statements, when applicable, in English or according to international standards, as of 12/31/2006	
EVENT	**DATE**
Submission to BOVESPA	**04/25/2007**

Annual Financial Statements – IAN, as of 12/31/2006	
EVENT	**DATE**
Submission to BOVESPA	**05/30/2007**

Quarterly Financial Statements – ITR	
EVENT	**DATE**
Submission to BOVESPA	
Referring to 1Q07	**05/16/2007**
Referring to 2Q07	**07/24/2007**
Referring to 3Q07	**11/14/2007**

Quarterly Financial Statements in English or according to international standards	
EVENT	**DATE**
Submission to BOVESPA	
Referring to 1Q07	**06/05/2007**
Referring to 2Q07	**08/30/2007**
Referring to 3Q07	**11/29/2007**

Ordinary Shareholders Meeting	
EVENT	**DATE**
Publication of Call Notice	**April 11,12 e13/2007**
Submission of Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	**04/11/2007**
Realization of Ordinary Shareholders Meeting	**04/30/2007**
Submission of main Ordinary Shareholders' Meeting's deliberations to BOVESPA	**04/30/2007**
Submission of the Minutes of Ordinary Shareholders Meeting to BOVESPA	**04/30/2007**

Extraordinary Shareholders' Meeting	
EVENT	**DATE**
Publication of Call Notice	**January 10,11 e 12/2007**
Submission of Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	**01/09/2007**
Realization of Extraordinary Shareholders' Meeting	**01/25/2007**
Submission of main Extraordinary Shareholders' Meeting's deliberations to BOVESPA	**01/25/2007**
Submission of the Minutes of Extraordinary Shareholders' Meeting to BOVESPA	**01/25/2007**

Extraordinary Shareholders' Meeting scheduled	
EVENT	**DATE**
Publication of Call Notice	**July 06,09 e 10/2007**
Submission of Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	**07/06/2007**
Realization of Extraordinary Shareholders' Meeting	**07/23/2007**
Submission of main Extraordinary Shareholders' Meeting's deliberations to BOVESPA	**07/23/2007**
Submission of the Minutes of Extraordinary Shareholders' Meeting to BOVESPA	**07/23/2007**

Meetings with Analysts, open to the Public	
EVENT	**DATE**
Meeting with Analysts, open to the Public • SP (APIMEC Hall, at 04:00p.m.)	**08/23/2007**

Conference Calls	
EVENT	**DATE**
Conference Call (Comments on 2006 results and recent events)	**04/04/2007**
Conference Call (Comments on the 3Q07 results and recent events)	**11/21/2007**

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01° de junho de 2007 e 30 de junho de 2007, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**(X) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	512	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	512	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

FORMULÁRIO CONSOLIDADO

Nos termos do Artigo 11 da Instrução CVM n° 358/2002, entre 01° de junho de 2007 e 30 de junho de 2007, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**(X) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	48.940	0,64%	0,64%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	48.940	0,64%	0,64%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de junho de 2007 e 30 de junho de 2007, ocorreram as seguintes operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.					
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	**(X) Acionista Controlador**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	4.812.348	63,26%	63,26%
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume).

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Ações	Ordinárias	UBS Pactual	Venda	14/06/07	300	R$1.049,98	R$314.994,00
Ações	Ordinárias	UBS Pactual	Venda	19/06/07	300	R$1.050,00	R$315.000,00

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	4.811.748	63,25%	63,25%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo Acionista Controlador, com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

CONSOLIDATED FORM

Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between June 1st, 2007 and June 30, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**(X) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	512	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	512	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between June 1st, 2007 and June 30, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**(X) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	48,940	0.64%	0.64%
Shares	Preferred	0	0.00%	0.00%

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	48,940	0.64%	0.64%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM

Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between June 1st, 2007 and June 30, 2007 there were the following transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**(X) Controlling Shareholders**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	4,812,348	63.26%	63.26%
Shares	Preferred	0	0.00%	0.00%

Movements in the Month - to discriminate each operation of occured buy or sale in the month (day, amount, price and volume).

Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common	UBS Pactual	Sale	06/14/07	300	R$1,049. 98	R$314,994. 00
Shares	Common	UBS Pactual	Sale	06/19/07	300	R$1,050. 00	R$315,000. 00

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	4,811,748	63.25%	63.25%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred Controlling Shareholder, plus shares owned by their related persons.

END